UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                        Investment Technology Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    46145F105
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                                 (CUSIP Number)

                                 Frank E. Baxter
                              Jefferies Group, Inc.
                          11100 Santa Monica Boulevard
                                   11th Floor
                              Los Angeles, CA 90025
                                 (310) 445-1199
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 5, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 46145F105                              Page    2    of    4    Pages
          ---------                                   -------    -------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Frank E. Baxter
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [ ]
                                                              (B) [ ]
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3     SEC USE ONLY

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4    SOURCE OF FUNDS*
                  OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                                  [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                           7   SOLE VOTING POWER
                               1,334,059
   NUMBER OF
     SHARES                ----------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                   - 0 -
       EACH                ----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                    1,334,059
      WITH                 ----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               - 0 -
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,334,059
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.2%
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14  TYPE OF REPORTING PERSON*
                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 4 Pages


                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

===============================================================================


     This Amendment No. 1 to Schedule 13D (the "Amendment") supplements and amends the Statement on Schedule 13D filed on May 7, 1999 by the Reporting Person. The response to Item 5 of the Schedule 13D is hereby amended by adding the following paragraph to said Item:

     Prior to December 31, 2000, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of New ITG Common Stock. At June 5, 2001, the Reporting Person beneficially owned 1,334,059 shares of New ITG Common Stock, representing approximately 4.2% of the outstanding class at that date. (Information in this Amendment calculated based on the number of shares of New ITG Common Stock outstanding is based on the number of shares reported as outstanding in New ITG's Quarterly Report on Form 10-Q filed May 11, 2001, which reported the number of shares of Common Stock outstanding at that date, and information in prior Form 10-Qs and Form 10-Ks.) The Reporting Person's beneficial ownership at that date includes 4,094 shares as to which he has a currently exercisable right to acquire upon exercise of a stock option.

     The number of shares of New ITG Common Stock as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition at the date of this Amendment is set forth on the cover page to this Amendment, and such information is incorporated herein by reference.

     During the past 60 days, the Reporting Person made gifts of shares of New ITG Common Stock to charitable organizations, in seven separate private transactions, in amounts aggregating 2,512 shares.

                                                              Page 4 of 4 Pages

                                    SIGNATURE

      The filing of this Amendment and the disclosures herein shall not be deemed an admission that the Reporting Person has become subject to an obligation to file a Schedule 13D relating to New ITG, and shall not be deemed an admission that the Reporting Person is the beneficial owner of shares of New ITG Common Stock for any purpose other than under Sections 13(d) and (g) of the Securities Exchange Act of 1934 and the rules thereunder.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:             June 7, 2001

                                    Signature:    /s/ Frank E. Baxter